Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Realty Income Corporation:

We consent to the use of our reports dated February 23, 2021, with respect to the consolidated balance sheets of Realty Income Corporation and subsidiaries as of December 31, 2020 and 2019, and the related consolidated statements of income and comprehensive income, equity and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes, and financial statement schedule III, and the effectiveness of internal control over financial reporting as of December 31, 2020, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the registration statement. Our report on the consolidated financial statements refers to a change in the method of accounting for leases due to the adoption of Accounting Standards Codification Topic 842, Leases.

(signed) KPMG, LLP

San Diego, California

June 3, 2021